Mail Stop 3720

August 23, 2007

Mr. Riccardo Ruggiero
Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

      Re: Telecom Italia S.p.A.
          Form 20-F for Fiscal Year Ended December 31, 2006
          Filed June 21, 2007
          File No. 1-13882

Dear Mr. Ruggiero:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Year Ended December 31, 2006

Financial Statements and Notes
Note 2. Accounting Policies
Revenue Recognition, page F-24

1.   Refer to the third paragraph. Tell us how you determined the appropriateness of the deferral of recharge income over the period between two subsequent recharges. Tell us in more detail of the nature of all of the costs that you defer and your basis in US GAAP and IFRS for capitalizing these costs.

2.   We note your disclosures in the fourth paragraph that you capitalize, as intangible assets, directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) and amortize these costs over the period of the underlying contract. In this regard, explain to us your basis under IFRS for capitalizing these costs. Tell us how you considered paragraph 69(c) of IAS 38 in concluding the appropriateness of the capitalization of these costs. Also, advise us and disclose how you have accounted for these costs under US GAAP in Note 46. Refer to EITF 00-21.

Note 8. Other Non-Current Assets

3.   Refer to the Avea I.H.A.S. sale transaction on page F-45. We note your disclosures of the sale of 40.56% stake of Avea I.H.A.S. to Turk Telekomunikasyon A.S. on September 15, 2006 and the $250 million reinvestment in the capital of Oger Telecom. Tell us in more detail the nature of these transactions and your accounting for them under IFRS and US GAAP. Clarify for us if you considered the sale and the reinvestment as one or separate transactions given their different timing and explain to us why.

4.   In addition, tell us and disclose how you accounted for the investments in Oger Telecom and its parent, Saudi Oger, before and after these transactions under IFRS and US GAAP. Support your accounting with relevant authoritative IFRS and US GAAP accounting literature.

5.   Refer to the Solpart Participacoes ("Solpart") sale transaction on page F-47. We note that you sold the 38% ownership interests of Solpart to Brasilo S.r.l., a newly set up trust entity, on October 27, 2006, and that you are the sole beneficiary of the Trust. In this regard, addressing the relevant IFRS and US GAAP accounting literature, explain to us your basis in considering the transaction a true sale. Also, tell us the nature of and the ownership structure of the trust and how you accounted for your investment of the trust in the financial statements. If your accounting differs from that of US GAAP, advise us where you have recorded the difference in Note 46.

<u>Note 46. Reconciliation of IFRS as Adopted by the EU to US GAAP, page F-157</u>

6.   In future filings, please provide all of the income taxes disclosures as required by SFAS 109 in Note 46.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director